June 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, DC 20549

Attn: Suying Li and Rufus Decker

Re:	Citi Trends, Inc.
Form 10-K for Fiscal Year Ended February 1, 2025
Item 2.02 Form 8-K dated March 18, 2025
Item 2.02 Form 8-K dated June 3, 2025

Dear Ms. Li and Mr. Decker:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its comment letter to Citi Trends, Inc., dated June 5, 2025 (the “Comment Letter”). As discussed with the Staff, we are writing to confirm that we will respond to the Comment Letter by July 2, 2025.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Heather Plutino
Heather Plutino
Chief Financial Officer